FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated January 3, 2008

Commission File Number 0-51373

CHEMGENEX PHARMACEUTICALS LIMITED
(Exact Name as Specified in its Charter)

       N/A
(Translation of Registrant’s Name)

Pigdons Road
Waurn Ponds
P.O. Box 1069, Grovedale
Victoria 3216 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2008

CHEMGENEX PHARMACEUTICALS LIMITED

By:	/s/ Greg R. Collier
Name: Greg R. Collier
Title: Managing Director

EXHIBIT INDEX

Exhibit	Description

99.1	Announcement, Annual General Meeting, November 28, 2007

99.2	Chairman’s Address, November 28, 2007

99.3	Announcement, December 10, 2007

99.4	Announcement, December 11, 2007

99.5	Announcement, November 29, 2007

99.6	Announcement, December 3, 2007